**ASPIRATION FINANCIAL, LLC**

**FINANCIAL STATEMENT WITH REPORT OF INDEPENDENT
REGISTERERED PUBLIC ACCOUNTING FIRM**

**Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission**

**December 31, 2023**

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
| --- |
| 8-70066 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aspiration Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4551 Glencoe Ave., Suite 300
(No. and Street)

| Marina del Rey | CA | 90292 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Matt Bergin | 917-841-0499 | mbergin@aspiration.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

| 2700 Ygnacio Valley Road, Suite 270 | Walnut Creek | CA | 94598 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 03/04/2009 | 3381 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Matt Bergin__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Aspiration Financial, LLC__, as of __December 31__, 2 __023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __CEO__

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aspiration Financial, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Aspiration Financial, LLC as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Aspiration Financial, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Substantial Doubt about the Company’s Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recuring losses from operations that raise doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 and Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

This financial statement is the responsibility of Aspiration Financial, LLC’s management. Our responsibility is to express an opinion on Aspiration Financial, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aspiration Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Going Concern Opinion**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recuring losses from operations that raise doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 and Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Aspiration Financial, LLC’s auditor since 2023.
Walnut Creek, California
February 29, 2024

## ASPIRATION FINANCIAL, LLC

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2023**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,705,213 |
| Cash - exclusive benefit of customers | | 1,500,000 |
| Interest receivable | | 1,119,153 |
| Fees receivable (net of allowance of $56,927) | | 334,890 |
| Due from customers | | 719,803 |
| Unreconciled differences | | 342,953 |
| Prepaid expenses | | 583,259 |
| Other assets | | 396,887 |
| **Total Assets** | $ | 6,702,158 |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 1,507,791 |
| Due to affiliate | | 469,704 |
| Deferred revenue | | 267,448 |
| Payable to customers | | 1,017,430 |
| **Total Liabilities** | | 3,262,373 |
| **Member's Equity** | | 3,439,785 |
| **Total Liabilities and Member's Equity** | $ | 6,702,158 |

The accompanying notes are an integral part of this financial statement.

**ASPIRATION FINANCIAL, LLC**

**NOTES TO FINANCIAL STATEMENT**
**December 31, 2023**

Note 1    **Organization and Nature of Business**

Aspiration Financial, LLC (the Company), is a wholly owned subsidiary of Aspiration Partners, Inc.  The Company is a registered Broker Dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC" or "Commission").  The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").  The Company's primary operations consist of maintaining sweep deposit accounts and a bank sweep program pursuant to SEC rule 15c3-3.

Note 2    **Going Concern**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  For the year ended December 31, 2023, the Company reported had a net loss of $4,798,321 and negative cash flow from operating activities of $3,875,024 and relied on capital contributions of $800,000 to fund its operation. These results and the $1,705,213 of cash on hand at December 31, 2023 raise substantial doubt about the Company's ability to continue as a going concern.

The Parent Company for the broker dealer has entered into an agreement to license the technology to operate the Aspiration consumer platform to a third party. As part of this agreement, the accounts of the broker dealer will be transferred or closed by March 24th, 2024 and the broker dealer will be wound down.

Note 3    **Summary of Significant Accounting Policies**

**Accounting Policies**
The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB").  The FASB sets U.S. generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of the financial statements.

**Cash and Cash Equivalents and Concentrations of Credit Risk**
The Company is subject to the SEC Customer Protection Rule (Rule 15c3-3). Cash segregated and on deposit for regulatory purposes consists of cash deposits in a special reserve bank account for the exclusive benefit of customers.

Note 3          **Summary of Significant Accounting Policies (Continued)**

**Cash and Cash Equivalents and Concentrations of Credit Risk**
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents.  The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and as of December 31st, 2023 exceeded federally insured limits by $1,205,213 The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

**Revenue recognition**
Interest income is accrued as earned.  Interest income is generated primarily from deposits in the firm's qualified bank sweep program.  Interest is paid daily on cash balances included in the sweep program and paid monthly on the Company's operating accounts.  The Company accrues a liability for the portion of the sweep interest that is payable to the customers at the end of the month, and the Company recognizes the balance as their own interest income.

Interchange and international fee income represents revenues from electronic transactions made by customers in the Company's cash management program. Merchants who accept debit card, ACH, or ATM transactions are charged a fee by the servicing organization ("Galileo").  The Company shares a portion of this fee with Galileo.  Income is accrued for transactions as they occur, and are usually collected the next day from Galileo, or two days later from Galileo.

Account fees are fees charged to the Company's customers.  The customers make an election on how much they wish to pay the Company, based on their perceived value of the services.  This program is called the "Pay What Is Fair" (PWIF) program. The payment is at the customer's discretion and can be modified at any time. The Company recognizes PWIF revenue monthly when collected from customers. Uncollected balances are not accrued, as they usually result from overdrawn or closed accounts.

Program revenues are premium services offered to customers under the cash management program.  Customers who opt into the programs have the option of paying a monthly fee or an annual program fee for the premium services.  Under the program, the customers receive special reporting on their environmental profile based on their spending, higher interest rates on their cash balances, and participation in a carbon credit program to offset their carbon footprint.  The Company recognizes these revenues monthly on the anniversary day the customer signed up.  As of December 31, 2023, the Company recorded deferred revenue of $267,448 for the unearned portions of the annual premium service subscriptions.

**ASPIRATION FINANCIAL, LLC**

**NOTES TO FINANCIAL STATEMENT**
**December 31, 2023**

Note 3   **Summary of Significant Accounting Policies (Continued)**

**Income Taxes**
The Company is organized as a limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of its Parent.

FASB Accounting Standards Codification (ASC) Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions through December 31, 2023.  Furthermore, as of December 31, 2023 the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

**Receivable from and Payable to Customers**
Receivable from and payable to customers arise primarily from the Company's operations of cash management accounts for customers. Receivables from customers consist primarily of unsettled deposits and customer overdrafts receivable. Payable to customers consist primarily of unsettled amounts in transit.

**Use of Estimates**
The preparation of financial statements in conformity with GAAP generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4   **Contingent Liabilities**
The Company is a party to legal and regulatory actions relating to customers' accounts and regulatory requirements as a normal part of carrying on its business. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

Note 5     **Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6     **Related Party Transactions**

The Company has entered into an expense sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs.  Total costs allocated to the Company during 2023 were $18,093,303.  This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company.  As of December 31, 2023 the intercompany balance due to the Parent was $469,704, which is reported on the statement of financial condition.  For the fiscal year ended December 31, 2023, the Parent contributed capital of $800,000 to the Company through debt forgiveness.

The Company earns quarterly PWIF "Pay What is Fair" fees for servicing an affiliated mutual fund.  During the fiscal year the total fees earned were $374,350.

**ASPIRATION FINANCIAL, LLC**

**NOTES TO FINANCIAL STATEMENT**
**December 31, 2023**

Note 7        **Net Capital Requirement**

The Company is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital.  Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of the greater of 2% of aggregate debits in the customer reserve formula, or $250,000.  As of December 31, 2023, the Company had net capital of $1,527,873, which was $1,277,873 in excess of its required net capital of $250,000.

Note 8        **Subsequent Events**

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

On February 14, 2024, the Company sent a letter to all customers advising them the broker dealer will no longer support Cash Management accounts as of March 23rd, 2024. Customers were given the option of closing their accounts and receiving a check or converting their account to a checking and/or savings bank account. Once all accounts are closed or converted the Company plans to file a Form BD-W with the SEC

Note 9        **Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.    The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.   New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.  The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements.  In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**ASPIRATION FINANCIAL, LLC**

**NOTES TO FINANCIAL STATEMENT**
**December 31, 2023**

Note 10        **Other Assets**

Included in other assets on the Statement of Financial Condition are Disputes receivable which represent funds the company has credited to customers for disputed transactions.  The Company works to resolve the disputes such that it will be reimbursed either by the vendor of the transaction or the customer.  Disputes receivable totaled $180,246 as of December 31, 2023.  The Company reduces its net capital for the unsecured portion of these receivables which totaled $78,695 as of December 31, 2023.